1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

BRENDEN P. CARROLL brenden.carroll@dechert.com +1 202 261 3458 Direct +1 202 261 3027 Fax

February 26, 2016

VIA EDGAR

Ms. Samantha Brutlag
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549

Re:	HSBC Funds (“Registrant”) File Nos. 033-07647 and 811-04782
Post-Effective Amendment No. 199 to the Registration Statement on Form N-1A

Dear Ms. Brutlag,

This letter responds to the comments that you provided to Erica Evans and me in telephone conversations on Tuesday, February 16, 2016 and Friday, February 19, 2016, regarding Post-Effective Amendment No. 199 to the Registrant’s registration statement on Form N-1A (the “Registration Statement”). The Registration Statement was filed for the purpose of registering two new share classes of HSBC Prime Money Market Fund, HSBC U.S. Government Money Market Fund and HSBC U.S. Treasury Money Market Fund (the “Funds”), each an existing series of the Registrant. We have reproduced your comments below, followed by the Registrant’s responses. Capitalized terms have the same meaning as in the Registration Statement.

General

1. Comment: Please include standard Tandy representation language in your transmittal letter for your upcoming filing.

Response: The Registrant hereby agrees to make the following representations:

■	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;
■	the Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and
■	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the SEC under the federal securities laws.

Prospectus

2. Comment: Please include the disclosure required by Form N-1A with respect to floating net asset value (“NAV”) and liquidity fees and redemption gates, as appropriate.1

Response: The Funds respectfully note that the compliance date for the disclosure requirements with respect to floating NAV and liquidity fees and redemption gates is October 14, 2016 (unless a money market fund elects to comply with these requirements at an earlier date). The Funds intend to incorporate the disclosure requirements with respect to floating NAV and liquidity fees and redemption gates by October 14, 2016 by filing a prospectus supplement (a “sticker”) pursuant to Rule 497 under the Securities Act of 1933 (“1933 Act”), which would provide shareholders with advance written notice of these changes. In addition, consistent with SEC Staff guidance,2 the Funds currently expect to incorporate these changes in the Funds’ Registration Statement by filing a post-effective amendment pursuant to Rule 485(a) under the 1933 Act. Although the timing of this 485(a) filing has not been finalized, the Funds currently expect to file the 485(a) with the SEC during the Funds’ annual update cycle (the Funds have an October 31st fiscal year end and therefore the Funds would expect to file the 485(a) in early December 2016 and incorporate the changes in the 485(b) filing in February 2017).

____________________

[1]	Form N-1A requires, for example, the following disclosure with respect to floating NAV and liquidity fees and redemption gates:

■

risk disclosure (e.g., “Because the share price of the fund will fluctuate, when you sell your shares they may be worth more or less than what you originally paid for them” and “The fund may impose a fee upon sale of your shares or may temporarily suspend your ability to sell shares if the fund’s liquidity falls below required minimums because of market conditions or other factors.”) (Item 4(b));

■

occasions during the past 10 years (excluding events prior to the compliance date) on which (a) weekly liquid assets fell below 10%, and with respect to each such occasion, whether a fund’s board determined to impose a fee or gate or (b) weekly liquid assets fell below 30% (but not less than 10%) and the fund’s board determined to impose a fee or gate (Item 16(g));

■

for money market funds with a floating NAV, (a) a description of the tax consequences to shareholders of buying, holding, exchanging and selling the fund’s shares and (b) disclosure regarding purchase, redemption, and pricing of fund shares to reflect any changes resulting from the fund’s use of a floating NAV (Items 11(f) and Item 23); and

■

for money market funds that are permitted to impose a liquidity fee or redemption gate, (a) the effects that the potential imposition of fees and/or gates, including a board’s discretionary powers, may have on a shareholder’s ability to redeem fund shares; (b) the various situations in which a fund may impose a fee or gate; and (c) the operations of fees and gates (e.g., means of notifying shareholders about the imposition and lifting of fees and/or gates) (Items 11(c) and 23).

[2]	See 2014 Money Market Fund Reform Frequently Asked Questions, Question No. 8 (Revised Jan. 12, 2016), available at www.sec.gov/divisions/investment/guidance/2014-money-market-fund-reform-frequently-asked-questions.shtml.

3. Comment: Please provide the completed fee and expense tables and expense examples for the Funds before filing the effective Registration Statement.

Response: Each Fund’s completed fee and expense table and expense example is attached hereto as Exhibit A.

4. Comment: In the “Performance Bar Chart and Tables,” please include the percentage amounts for the “Best Quarter” and “Worst Quarter.” In the same section, please include a bar in the bar chart for calendar year 2015.

Response: The Funds will incorporate this information before filing the effective Registration Statement. The Funds respectfully note that this information was not available at the time of the filing.

5. Comment: With respect to the HSBC U.S. Treasury Money Market Fund, the “Principal Investment Strategies” section includes a discussion regarding the Fund’s temporary use of repurchase agreements under adverse market conditions. However, the “Principal Investment Risks” section does not include a discussion of the risks associated with repurchase agreements. Please modify that section accordingly or explain why the risk associated with repurchase agreements is not a “principal” risk.

Response: Item 4(b) of Form N-1A requires a mutual fund to disclose the “principal” risks of investing in the fund. The Fund does not believe that the risk associated with repurchase agreements is a “principal” risk because the Fund is only permitted to invest in repurchase agreements on a temporary basis during adverse market conditions. The Fund also believes that, because of the tax consequences of investing in repurchase agreements instead of direct obligations of the U.S. Treasury, this defensive policy should be prominently disclosed in the “Principal Investment Strategies” section. However, in the “Additional Information About the Funds’ Investment Strategies and Risks” section, the Fund will clarify that repurchase agreements represent an “additional” risk of the Fund.

6. Comment: With respect to the HSBC U.S. Treasury Money Market Fund, please include the Fund’s investment policy under Rule 35d-1 in the “Principal Investment Strategies” section. The Staff notes that this investment policy is currently disclosed in the SAI only.

Response: The Funds will incorporate this information before filing the effective Registration Statement.

7. Comment: In the “Additional Information About the Funds’ Investment Strategies and Risks – Principal Investment Risks” section, please indicate specifically which risks apply to each of the Funds.

Response: The Funds will incorporate this information before filing the effective Registration Statement.

8. Comment: In the “Additional Information About the Funds’ Investment Strategies and Risks – Additional Risks” section, please indicate specifically which risks apply to each of the Funds.

Response: The Funds will incorporate this information before filing the effective Registration Statement.

9. Comment: In the “Shareholder Information – Purchasing and Adding to Your Shares – Market Timing” section, please describe the types of excessive trading practices that could be restricted (e.g., frequent roundtrip trades).

Response: The Registrant does not impose limits on the frequency of purchases and redemptions, nor does it limit the number of exchanges in a given period, but reserves the right to impose such measures in the future. Although the Funds are generally available for short term trading, the Registrant reserves the right to reject subscription orders to the extent that the shareholder is engaging in excessive trading deemed to be disruptive or disadvantageous to other shareholders.

Statement of Additional Information

10. Comment: With respect to the HSBC U.S. Treasury Money Market Fund, please confirm whether the Fund has adopted a policy with respect to concentrating investments in a particular industry or group of industries, as required by Section 8(b) of the Investment Company Act of 1940 (“1940 Act”).

Response: The Fund has adopted a fundamental policy prohibiting it from “purchas[ing] securities other than direct obligations of the U.S. Treasury or repurchase agreements pertaining thereto.” The Fund respectfully submits that, because of this fundamental policy, the Fund is not permitted to concentrate its investments in a particular industry or group of industries. The Fund believes that this policy satisfies the requirement under Section 8(b) of the 1940 Act.

*                              *                              *

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (202) 261-3458 if you wish to discuss this correspondence further. Thank you in advance for your attention to this letter.

Best regards,

/s/ Brenden P. Carroll

Brenden P. Carroll

cc:	Richard A. Fabietti, President, HSBC Funds, and Senior Vice President, Head of Product Management, HSBC Global Asset Management (USA) Inc.

Jennifer Bergenfeld, Chief Legal Officer, HSBC Funds, and Senior Legal Counsel, HSBC Global Asset Management (USA) Inc.

Julien Bourgeois, Dechert LLP

Exhibit A

Prime Money Market Fund

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

Shareholder Fees
(fees paid directly from						Intermediary	Intermediary
your investment)	Class A	Class C	Class D	Class E	Class I	Class	Service Class	Class Y
Maximum Sales Charge (load)
Imposed on Purchases (as a % of	None	None	None	None	None	None	None	None
offering price)
Maximum Deferred Sales Charge (load)	None	1.00%	None	None	None	None	None	None
(as a % of amount redeemed)

Annual Fund Operating Expenses
(expenses that you pay as a
percentage of the value of your						Intermediary	Intermediary
investment)	Class A	Class C	Class D	Class E*	Class I	Class*	Service Class*	Class Y
Management Fee	0.10%	0.10%	0.10%	0.10%	0.10%	0.10%	0.10%	0.10%
Distribution (12b-1) Fee	0.00%	0.75%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Other Expenses:
Shareholder Servicing Fee	0.40%	0.25%	0.25%	0.10%	0.00%	0.05%	0.10%	0.00%
Other Operating Expenses	0.19%	0.19%	0.19%	0.09%	0.09%	0.19%	0.19%	0.19%
Total Other Expenses	0.59%	0.44%	0.44%	0.19%	0.09%	0.24%	0.29%	0.19%
Total Annual Fund Operating
Expenses	0.69%	1.29%	0.54%	0.29%	0.19%	0.34%	0.39%	0.29%

* During the Fund’s prior fiscal year, Class E Shares, Intermediary Shares and Intermediary Service Shares were not operational. Therefore, these amounts have been estimated.

Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years	5 Years	10 Years
Class A Shares	$70	$221	$384	$859
Class C Shares	$231	$409	$708	$1,168
Class D Shares	$55	$173	$302	$677
Class E Shares	$30	$93	$163	$368
Class I Shares	$19	$61	$107	$243
Intermediary Shares	$35	$109	$191	$431
Intermediary Service Shares	$40	$125	$219	$493
Class Y Shares	$30	$93	$163	$368

For the share classes listed below, you would pay the following expenses if you did not redeem your shares:

	1 Year	3 Years	5 Years	10 Years
Class C Shares	$131	$409	$708	$1,168

U.S. Government Money Market Fund

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

Shareholder Fees								Intermediary
(fees paid directly from your							Intermediary	Service
investment)	Class A	Class B	Class C	Class D	Class E	Class I	Class	Class	Class Y
Maximum Sales Charge (load)
Imposed on Purchases (as a % of
offering price)	None	None	None	None	None	None	None	None	None
Maximum Deferred Sales Charge
(load) (as a % of amount redeemed)	None	4.00%	1.00%	None	None	None	None	None	None

Annual Fund Operating Expenses
(expenses that you pay as a								Intermediary
percentage of the value of your							Intermediary	Service
investment)	Class A	Class B	Class C*	Class D	Class E*	Class I	Class*	Class*	Class Y
Management Fee	0.10%	0.10%	0.10%	0.10%	0.10%	0.10%	0.10%	0.10%	0.10%
Distribution (12b-1) Fee	0.00%	0.75%	0.75%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Other Expenses:
Shareholder Servicing Fee	0.40%	0.25%	0.25%	0.25%	0.10%	0.00%	0.05%	0.10%	0.00%
Other Operating Expenses	0.18%	0.18%	0.18%	0.18%	0.08%	0.08%	0.18%	0.18%	0.18%
Total Other Expenses	0.58%	0.43%	0.43%	0.43%	0.18%	0.08%	0.23%	0.28%	0.18%
Total Annual Fund Operating
Expenses	0.68%	1.28%	1.28%	0.53%	0.28%	0.18%	0.33%	0.38%	0.28%

*	During the Fund’s prior fiscal year, Class C Shares, Class E Shares, Intermediary Shares and Intermediary Service Shares were not operational. Therefore, these amounts have been estimated.

Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years	5 Years	10 Years
Class A Shares	$69	$218	$379	$847
Class B Shares	$530	$606	$702	$1,228
Class C Shares	$230	$406	$702	$1,157
Class D Shares	$54	$170	$296	$665
Class E Shares	$24	$90	$157	$356
Class I Shares	$18	$58	$101	$230
Intermediary Shares	$34	$106	$185	$418
Intermediary Service Shares	$39	$122	$213	$480
Class Y Shares	$29	$90	$157	$356

For the share classes listed below, you would pay the following expenses if you did not redeem your shares:

	1 Year	3 Years	5 Years	10 Years
Class B Shares	$130	$406	$702	$1,228
Class C Shares	$130	$406	$702	$1,157

U.S. Treasury Money Market Fund

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

Shareholder Fees						Intermediary	Intermediary
(fees paid directly from your investment)	Class A	Class C	Class D	Class E	Class I	Class	Service Class	Class Y
Maximum Sales Charge (load) Imposed
on Purchases (as a % of offering price)	None	None	None	None	None	None	None	None
Maximum Deferred Sales Charge (load)
(as a % of amount redeemed)	None	1.00%	None	None	None	None	None	None

Annual Fund Operating Expenses
(expenses that you pay
as a percentage of the value of						Intermediary	Intermediary
your investment)	Class A*	Class C*	Class D	Class E*	Class I	Class*	Service Class*	Class Y
Management Fee	0.10%	0.10%	0.10%	0.10%	0.10%	0.10%	0.10%	0.10%
Distribution (12b-1) Fee	0.00%	0.75%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Other Expenses:
Shareholder Servicing Fee	0.40%	0.25%	0.25%	0.10%	0.00%	0.05%	0.10%	0.00%
Other Operating Expenses	0.19%	0.19%	0.19%	0.09%	0.09%	0.19%	0.19%	0.19%
Total Other Expenses	0.59%	0.44%	0.44%	0.19%	0.09%	0.24%	0.29%	0.19%
Total Annual Fund Operating Expenses	0.69%	1.29%	0.54%	0.29%	0.19%	0.34%	0.39%	0.29%

*	During the Fund’s prior fiscal year, Class A Shares, Class C Shares, Class E Shares, Intermediary Shares and Intermediary Service Shares were not operational. Therefore, these amounts have been estimated.

Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years	5 Years	10 Years
Class A Shares	$70	$221	$384	$859
Class C Shares	$231	$409	$708	$1,168
Class D Shares	$55	$173	$302	$677
Class E Shares	$30	$93	$163	$368
Class I Shares	$19	$61	$107	$243
Intermediary Shares	$35	$109	$191	$431
Intermediary Service Shares	$40	$125	$219	$493
Class Y Shares	$30	$93	$163	$368

For the share classes listed below, you would pay the following expenses if you did not redeem your shares:

	1 Year	3 Years	5 Years	10 Years
Class C Shares	$131	$409	$708	$1,168